DOCUMENT SECURITY SYSTEMS, INC.
                         36 West Main Street, Suite 710
                              Rochester, N.Y. 14614
                               Tel. (585) 232-1500

May 27, 2004

U.S. Securities & Exchange Commission 450 Fifth Street, N.W.
Washington, D.C.  20549


Attn:    Ms. Meredith Master, Esq.(Mail Stop 4-6)

         RE: DOCUMENT SECURITY SYSTEMS, INC.
             APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-3 FILE NO.: 333-112007


Dear Sir/Madam:

           Please be advised that DOCUMENT SECURITY SYSTEMS, INC. (the "Registrant") hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Registration Statement on Form S-3,filed with the Commission (File No. 333-112007) (the "Registration Statement"). This application for withdrawal is made on the grounds that the Registrant Common Stock has commenced trading on the American Stock Exchange and the original filing was made prior to such acceptance. The Registrant intends to file a new registration statement with the Commission to reflect the American Stock Exchange listing and Form S-3 eligibility. The Registrant further advises the Commission that no shares of common stock sought to be registered pursuant to the Registration Statement have been offered or sold.

           If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact the undersigned at (585)232-1500, or our counsel, Brian C. Daughney, Esq. at (212) 599-3322.

                                         Very truly yours,
                                         DOCUEMTN SECURITY SYSTEMS, INC.

                                         By: /s/ Patrick White
                                         --------------------------
                                         Name:   Patrick White
                                         Title:  President



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